

ioX-Connect®

2023
Hardware Catalog

Intelligent Wireless Monitoring Solutions

hardware.iox-connect.com

About EAMS Technologies Inc. the company

ioX-Connect®

EAMS Technologies is a specialist engineering and technology solutions provider with global reach in delivering integrated enterprise asset management, analytics and IoT solutions across a broad range of industries.

Technology Solutions

ioX-Connect™ Suite
Asset Performance Management Platform

ioX-Monitoring & IoT
Sensors, Monitoring Devices & Management Platform

ioX-Analytics™
Analytical dashboards & BI Tools

ioX-CMMS™
Asset & Maintenance

Services

- Asset management
- PPM Development
- Implementation & Training
- System analysis

Our Value Proposition

Delivering "SMART" solutions supported by intelligent wireless monitoring that drives bottom-line value.

Our Focus

- ✓ realize the full economic value of productive assets
- ✓ manage asset technical and operational risk
- ✓ assure asset integrity over the long-term
- ✓ enable deep insight into asset and operational performance

Our Track Record

EAMS has successfully delivered and supported multiple implementations throughout North America as well as globally.

Serving Global Locations

- ✓ USA
- ✓ South Africa
- ✓ Botswana
- ✓ Lesotho
- ✓ Australia
- ✓ United Arab Emirates
- ✓ Saudi Arabia
- ✓ Armenia
- ✓ Kazakhstan

Industry Sectors

- ✓ Oil and gas
- ✓ Mining and minerals
- ✓ Manufacturing
- ✓ Food Processing
- ✓ Pharmaceuticals
- ✓ Telecommunications & broadcasting
- ✓ Facilities & real estate

ERP Integrations

- ✓ Oracle NetSuite
- ✓ Sage
- ✓ Microsoft Dynamics AX
- ✓ SAP

CRM Integrations

- ✓ Salesforce
- ✓ HubSpot CRM
- ✓ Microsoft Dynamics CRM
- ✓ Shopify

IoT & Monitoring Integrations

- ✓ Monnit
- ✓ Plasma Air
- ✓ KCF Smart Diagnostics
- ✓ GEOtab
- ✓ NimbleLink

Project Delivery Capabilities

- ✓ Senior project managers and engineers
- ✓ In-house web and mobile development teams
- ✓ Project management tool suite
- ✓ Formal user requirement statement (URS)
- ✓ Formal system solution definition specification (SSDS)
- ✓ Formal user acceptance testing (UAT)
- ✓ Formal SOCII compliant development processes
- ✓ Training and change management
- ✓ Global user support portal
- ✓ Ongoing monitoring and support

About ioX-Connect Wireless Monitoring Solutions

ioX Remote Monitoring Systems enable “assets” to speak. Wireless sensors, gateways and software give a voice to the IoT (Internet of Things) and allow businesses to leverage data, protect resources & save money.

For example, equipment can "speak up" when conditions are met that indicate an asset is at risk. The ioX eco-system (80+ sensor types, analytics and CMMS modules) detects changes in variables (such as a temperature spikes, water presence, door position, electrical current and voltages) to employ an autonomous wireless sensing solution that protects your bottom line.

ioX-Connect Hardware Features

Superior Wireless Range
1,000+ ft. non line-of-sight through 12-14 walls. *

Long Battery Life
10+ years powered by 2 AA batteries. **

Encrypted-RF Technology
Integrated security (256-bit exchange and AES-128 CTR).

Onboard Data Memory
Store up to 512 readings per sensor. ***

Future Proof
Over-the-air updates allow products to be updated remotely.

100% Comprehensive Solution
No IT infrastructure required, expand your solution by adding ioX-CMMS and ioX-Analytics.

Wireless Range Comparison



ioX Wireless Sensors
Other Wireless Platforms
Wifi
Bluetooth



Pinch and Pull
To Change Battery

Coin Cell Sensor Housing Dimensions



AA Sensor Housing Dimensions



Industrial
Wireless
Sensor
2.316 in
(58.84 mm)
Height:
1.378 in
(35.0 mm)
3.701 in
(94.0 mm)

Industrial Sensor Housing Dimensions

* Wireless range my vary according to environment.
** Battery life determined by sensor reporting & other variables
*** 10 min heartbeats = 3.5 days / 2 hr heartbeats = 42 days

How it works…

Wireless Sensors

Wireless Gateway

ioX-Connect Online Monitoring and Alerts


TEMPERATURE
WATER DETECT
Alert!
Temperature is
48°F, 11:35 PM

Wireless sensors monitor and detect conditions you want to know about.

Wireless gateways relay information between sensors and online monitoring software.

Access sensor data from anywhere, anytime via online monitoring software. Remote alerts let you know if there is an issue.



ioX Sensor Gateways

ioX Gateways aggregates sensor information and sends notifications via text, email, or call if user-defined conditions are met or exceeded.

Cellular Gateways

ioX-Connect®

IoT Cellular Gateways

ioX 4G LTE Cellular Gateways are based on a 4G LTE CAT-M1/NB1 wireless engine and integrates ioX's wireless access point network (WAN) for use with ioX Wireless Sensors. These gateways allow the sensors to operate on the world's leading cellular networks.

To meet the global demand for enterprise IoT deployment, these 4G LTE Gateways offers best-in-class security, connectivity, and reliability. ioX cellular gateways communicate with the ioX-Connect cloud monitoring software via cellular transmission, making them ideal for remote locations or where the internet is not available. The system aggregates sensor information and sends notifications via text, email, or call if user-defined conditions are met or exceeded.

All gateways comes standard with a 24 hours battery back-up built into the gateway should line power be lost for any reason.

Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-GTW-CELL-COM-ND	$ 350 (No Data Plan)
Commercial	IOX-HDW-GTW-CELL-COM-2YRDP	$ 280 (With 2Year Data Plan)
Industrial	IOX-HDW-GTW-CELL-IND-ND	$ 450 (No Data Plan)
Industrial	IOX-HDW-GTW-CELL-IND-2YRDP	$ 380 (With 2Year Data Plan)



Industrial Gateway



Commercial Gateway

2 Year Data Plans Available for all major US carriers subject to the acceptance of a [2-year cellular service agreement]

ioX-Connect®

Ethernet Gateway

IoT Ethernet Gateway 4

ioX's Ethernet Gateway allows your ioX Wireless Sensors to communicate with the ioX-Connect™ Online Wireless Sensor Monitoring and Notification System without the need for a PC. Simply provide power and plug the gateway into an open Ethernet network port with an internet connection. It will then automatically connect with our online servers, providing the perfect solution for commercial locations where there is an active internet connection.

The Power-Over-Ethernet option features modified gateway hardware allowing it to be powered through the Ethernet port. Does not include PoE Power Injector.

Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-GTW-ENET-COM	$ 242 *PoE versions also available



Advanced EDGE Gateway

Advanced EDGE Gateway

The multiple award-winning Advanced EDGE Gateway aggregates data from feature-rich ioX Wireless Sensors to mainstream cloud providers, such as Amazon AWS, Google Cloud Platform, Microsoft Azure, or IBM Watson. Coupling the prominent MQTTS protocol and the IoT's broadest sensor range, ioX's Edge Gateway fulfills a key IoT mission of making deployments more agile and productive. The EDGE Gateway features a step-by-step guided, multilingual web interface for configuring and managing ioX Wireless Sensors, as well as designating MQTT brokers. As the Ethernet-based gateway receives sensor data, the gateway "fingerprints" the data with a cryptographic validation stamp. This authenticated data is then transmitted to a cloud broker (or multiple brokers), where it arrives in a standard format. The EDGE Gateway's integrated macros enable data configuration in virtually any format, such as JSON or XML, making it a powerful tool for data analysis and action.



Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-GTW-EDG-COM	$ 568

MODBUS Gateway

Serial MODBUS Gateway
The ioX Serial MODBUS Gateway (SMG) acts as a data concentrator for ioX long range wireless sensor networks. This device allows you to connect up to 50 wireless sensing devices, per gateway, to your existing serial MODBUS RS-232C and RS-485 sensing and control infrastructures.

ioX-Connect has recognized the importance of using open standards like Modbus, allowing ioX wireless sensors to be used in the majority of industrial applications.

Modbus is often used to connect a supervisory computer with a remote terminal unit (RTU) in supervisory control and data acquisition (SCADA) systems. Modbus allows for communication between many (approximately 247) devices connected to the same wired network. Therefore, ioX SMG's allows for seemingly unlimited wireless expansion to a traditional wired network.



Enclosure	Part Numbers	Base Price
Industrial RS232	IOX-HDW-GTW-MOD-RS232	$ 380
Industrial RS485	IOX-HDW-GTW-MOD-RS485	$ 380

Includes Serial Modbus USB Programmer required for set-up and configuration

Part Numbers
HDW-IOX-GTW-DB-USB



ioX-Connect®



ioX Wireless Sensors

Temperature Sensors

ioX-Connect®

Wireless Standard Temperature Sensors

ioX Wireless Temperature Sensors uses a type NTC thermistor to measure temperature. The sensor outputs the ambient temperature in degrees Fahrenheit. The sensor is accurate to ± 1° C (± 1.8° F). Increased accuracy to ± 0.25° C (± 0.45° F) can be accomplished with user calibration. **Variable lead lengths available*

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-TMP-COM-NL	$ 83
Enterprise	IOX-HDW-SEN-TMP-ENT-NL	$ 118
Industrial	IOX-HDW-SEN-TMP-IND-NL	$ 209


21 CFR PART 11
FDA
COMPLIANCE
Longer probe lengths available for these sensors

Wireless High Temperature Sensors

ioX Wireless High Temperature Sensors use an RTD to accurately measure temperatures from -50°C to +370°C. The solution is perfect for high temperature critical applications such as ovens, heaters, furnaces and boilers. * **Variable lead lengths available*

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-TMPH-ENT-L03	$ 142
Industrial	IOX-HDW-SEN-TMPH-IND-L03	$ 231


21 CFR PART 11
FDA
COMPLIANCE
Longer probe lengths available for these sensors

Wireless Low Temperature Sensors

ioX wireless Low Temperature Sensors use an RTD to accurately measure temperatures from -200°C to +162°C. This solution is recommended for medical grade coolers that cool at temps colder than -40C, cryogenic applications, as well as standard freezers and refrigerators. **Variable lead lengths available*

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-TMPL-ENT-L03	$ 171
Industrial	IOX-HDW-SEN-TMPL-IND-L03	$ 264


21 CFR PART 11
FDA
COMPLIANCE
Longer probe lengths available for these sensors

Temperature Sensors continued…

Wireless Duct Temperature Sensors

Wireless Duct Temperature Sensors in commercial, enterprise, and industrial-grade housings are available for duct monitoring. Each duct temp sensor features a probe temperature range of -40°C to +150°C (-40°F to +302°F) and an NTC type thermistor with UL listed plenum cable for superior accuracy.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-TMPD-COM-L03	$ 132
Enterprise	IOX-HDW-SEN-TMPD-ENT-L03	$ 153
Industrial	IOX-HDW-SEN-TMPD-IND-L03	$ 248



Wireless Digital Temperature Sensor

ioX Digital Temperature Sensor has a range of -40°F to +257°F (-40°C to +125°C) to support cold food storage, clinical vaccine storage, research labs, and other health-related fields.

Battery / Enclosure	Part Numbers	Base Price
AA	IOX-HDW-SEN-TMPDG-ENT-L03	$ 263


TEMPERATURE SENSOR
22.2

Wireless Motion + Temperature Sensor

The easy-to-install, three-in-one ioX Wireless Motion+ Multi-Sensor combines the power of monitoring people or animal movement, ambient temperature, and relative humidity (RH)—all simultaneously with one sensor. The AA battery-powered ioX Motion+ Multi-Sensor can alert facility managers early and often when problems begin or even before they happen in virtually any facility.

Battery / Enclosure	Part Numbers	Base Price
AA	IOX-HDW-SEN-MOTPLS-ENT-IRH	$ 220

Humidity Sensors

ioX-Connect®

Wireless Humidity Sensors

ioX Wireless Humidity Sensors allow you to monitor the relative humidity of the air within a room or enclosure. This solution is ideal for monitoring humidity within greenhouses, industrial spaces, museums, saunas, and humidors. They can also be used for residential applications such as controlling mold, mildew, or dust mites. **Variable lead lengths available*

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-HUM-COM-NP	$ 132
Enterprise	IOX-HDW-SEN-HUM-ENT-NP	$ 171
Industrial	IOX-HDW-SEN-HUM-IND-NP	$ 253



Longer probe lengths available for some sensors

Open/ Close Sensors

Wireless Open / Closed Sensor

ioX Wireless Open / Closed sensors provide information on the status of doors, windows, cabinets, etc. Know if a building or area is being accessed when it should not be, or if a door or window has been left open.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-OPC-COM-L03	$ 110
Enterprise	IOX-HDW-SEN-OPC-ENT-L03	$ 127
Industrial	IOX-HDW-SEN-OPC-IND-L03	$ 209



Infrared Motion & Occupancy Sensor

Wireless Infrared Motion Sensor
ioX's Wireless PIR Motion Sensors detect motion via passive infrared (PIR) technology to augment facility security, protect inventory, or optimize building services through usage data.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-IRMS-COM	$ 142
Enterprise	IOX-HDW-SEN-IRMS-ENT	$ 138
Enterprise (Wide Angle)	IOX-HDW-SEN-IRMS-ENT-WA	$ 160


110° Viewing Area
(Wide Angle)
80° Viewing Area

AC Current Meters

Wireless 20 Amp AC Current Meter
This low power, 20 Amp AC Current Meter remotely audits power consumption. The electric power draw of servers, vending machines, or workout machines can all be monitored using this current transducer.

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-ACM-ENT-CT20A	$ 182
Industrial	IOX-HDW-SEN-ACM-IND-CT20A	$ 264



AC Current Meters continued…



Wireless 150 Amp AC Current Meter

Remotely monitoring your business with a 150 Amp AC Current Meter opens many possibilities. This is enough to measure the power consumption of server systems and current used by low to medium power industrial equipment.

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-ACM-ENT-CT150A	$ 208
Industrial	IOX-HDW-SEN-ACM-IND-CT150A	$ 292



Wireless 500 Amp AC Current Meter

A single-phase high power 500 Amp AC Current Meter is ideal for measuring commercial generators' power consumption, heavy duty industrial equipment, or main breakers in industrial and commercial breaker panels.

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-ACM-ENT-CT500A	$ 226
Industrial	IOX-HDW-SEN-ACM-IND-CT500A	$ 314

Three-Phase Current Meters

ioX-Connect®

Wireless 20 Amp Three-Phase Current Meter

Incorporate this 20-amp Three-Phase, revenue grade device into facilities relying on powerful devices and systems, such as machine shops. Remotely monitor power consumption to track motor health or power system faults. Monitor min/max RMS current, duty cycle of each phase combined amp hours, and other metrics.

Battery / Enclosure	Part Numbers	Base Price
Industrial	IOX-HDW-SEN-ACM-P3-CT20A	$ 600



Wireless 150 Amp Three-Phase Current Meter

Remotely monitoring your business with a 150 Amp AC Current Meter opens many possibilities. This is enough to measure the power consumption of medium to heavy duty three-phase systems: environmental chambers, very large HVAC systems, or medium and heavy-duty industrial motors.

Battery / Enclosure	Part Numbers	Base Price
Industrial	IOX-HDW-SEN-ACM-P3-CT150A	$ 704



Wireless 500 Amp Three-Phase Current Meter

Use this sensor and be alerted about imbalances or power faults. The sensor uses 3 x 0-500 Amp current transducers to monitor the main power for commercial buildings.

Battery / Enclosure	Part Numbers	Base Price
Industrial	IOX-HDW-SEN-ACM-P3-CT500A	$ 748



Light Meters



Wireless LUX Light Meter

ioX Wireless Lux Light Meters monitor light intensity from (0-83,000 lux) indoors. The Lux Light Meter helps protect valuable assets like artifacts, pharmaceuticals, and food ingredients from excessive light exposure and improve security system lighting.

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-LIM-ENT	$ 160
Industrial	IOX-HDW-SEN-LIM-IND	$ 270

Wireless PAR Light Meter

The scientific-grade ioX Wireless Photosynthetically Active Radiation (PAR) Light Meter measures the light spectrum (389 to 692 nanometers) that directly affects plant health and growth. Ideal for agricultural operations, the PAR Light Meter helps growers monitor the performance of grow lighting systems to give crop canopies the light needed for photosynthesis.

Battery / Enclosure	Part Numbers	Base Price
Industrial	IOX-HDW-SEN-LIM-PAR-IND	$ 1,869




INDUSTRIAL



Mounting hardware



Interface Meters


Longer probe lengths available for these sensors

Wireless Dry Contact Sensors

ioX Wireless Dry Contact sensor detects when there is contact between the two wired end points. It can easily be integrated into existing switches or contact plates. When the sensor detects contact between the two end points, it will immediately turn on the RF radio and transmit the data to the wireless gateway and the ioX-Connect platform.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-DRC-COM-L01	$ 105
Enterprise	IOX-HDW-SEN-DRC-ENT-L01	$ 116
Industrial	IOX-HDW-SEN-DRC-IND-L01	$ 219

Wireless 20 mA Interface Current Meter

Easily update existing scientific or industrial sensors to wirelessly collect process data. Remotely monitor current transducers, as well as oxygen, pH, magnetic flow sensors, and many more.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-MIA-COM-20MA	$ 138
Enterprise	IOX-HDW-SEN-MIA-ENT-20MA	$ 149
Industrial	IOX-HDW-SEN-MIA-IND-20MA	$ 230

Wireless 0-5 & 0-10 VDC Interface Volt Meters

Easily monitor potential differences (voltage) between two electrical points. Use turnkey voltage meters to retrofit common industrial sensors, monitor batteries, renewable energy sources and more. Starting at $ 143 for the 0-5VDC & 0-10VDC commercial sensors

Battery / Enclosure	Part Numbers
Commercial	0-5 VDC: IOX-HDW-SEN-VLD-COM-05VDC || IOX-HDW-SEN-VLD-COM-10VDC
Enterprise	0-5 VDC: IOX-HDW-SEN-VLD-ENT-05VDC || IOX-HDW-SEN-VLD-ENT-10VDC
Industrial	0-5 VDC: IOX-HDW-SEN-VLD-IND-05VDC || IOX-HDW-SEN-VLD-IND-10VDC

Thermocouple Sensors


K-Type
Fixed Probe
K-Type Probes available for these sensors

Wireless Thermocouple Sensors

The ioX Wireless Thermocouple is available with either a hardwired thermocouple or a K-Type connector (for supporting various thermocouple types and ranges) to measure high temperature applications. The hardwired thermocouple option measures temperatures from -100C (-148F) to 400°C (752°F).
Starting at $ 208 for commercial thermocouple sensors

Battery / Enclosure	Part Numbers
Commercial – Fixed Probe	IOX-HDW-SEN-TMPTC-COM-KTF || K-Type: IOX-HDW-SEN-TMPTC-COM-KTQ
Enterprise – Fixed Probe	IOX-HDW-SEN-TMPTC-ENT-KTF || K-Type: IOX-HDW-SEN-TMPTC-ENT-KTQ
Industrial – Fixed Probe	IOX-HDW-SEN-TMPTC-IND-KTF || K-Type: IOX-HDW-SEN-TMPTC-IND-KTQ

Accelerometers & Vibration Sensors

Wireless Vibration Meter

The vibration meter reports data as speed (mm/s) and frequency (Hz) on all three axes, and how long the sensor was measuring during the interval. Measurement methods are: Peak acceleration RMS, peak velocity RMS, and true RMS.



Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-VIB-ENT-STD	$ 132
Industrial	IOX-HDW-SEN-VIB-IND-STD	$ 226

Accelerometers continued…

Wireless Advanced Vibration Meter

The Advanced Vibration Meter uses an accelerometer to measure vibration and frequency on three axes. The sensor reports vibration (acceleration, velocity, displacement, or acceleration peak), frequency (Hz/RPM), and crest factor on all three axes. It also reports duty cycle (how much of the report interval that vibration was present), and temperature.



Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-VIB-ENT-ADV	$ 358
Industrial	IOX-HDW-SEN-VIB-IND-ADV	$ 440

Wireless G-Force Snapshot Accelerometer

The G-Force Snapshot sensor activates at a set time interval (defined by user) and measures g-force along X, Y, and Z axes. Primary use is as an inclinometer or tilt sensor.



Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-VIB-COM-GFSS	$ 99
Enterprise	IOX-HDW-SEN-VIB-ENT-GFSS	$ 132
Industrial	IOX-HDW-SEN-VIB-IND-GFSS	$ 226

Wireless Tilt Detection Sensor

With a measurement range of 0–180° and accuracy of 0.5°, this sensor instantly reports (in degrees) when movement exceeds preset limits. If a guard arm is breached, the tilt detect sensor sends an alert via a text, email, or call. The device can sense whether it is “Up,” “Down,” and “Stuck.” Any movement between these regions will be recorded.



Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-VIB-COM-TLTD	$ 99
Enterprise	IOX-HDW-SEN-VIB-ENT-TLTD	$ 132
Industrial	IOX-HDW-SEN-VIB-IND-TLTD	$ 226

Accelerometers continued…

ioX-Connect®



Wireless G-Force Max-Avg Accelerometer

The G-Force Max/Avg sensor measures the maximum and average g-force values along X, Y, and Z axes. Custom Delta values allow for the user to set thresholds which, when exceeded, will trigger the sensor to report in immediately. Configurable data rates allow for more samples to be collected for every measurement with higher data rates resulting in faster reaction time. The data reported is useful for tracking periodic motion and event detection.

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-VIB-ENT-GFMA	$ 132
Industrial	IOX-HDW-SEN-VIB-IND-GFMA	$ 226



Wireless Tilt Sensor

Better understand your operations, machine health, or structure status by collecting inclination data or tracking pitch and roll with ioX's Wireless Tilt Sensors. If a tilt sensor detects a deviation from your preset limits during measurement, an alert is issued via a text, email, or call.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-VIB-COM-TLT	$ 99
Enterprise	IOX-HDW-SEN-VIB-ENT-TLT	$ 132
Industrial	IOX-HDW-SEN-VIB-IND-TLT	$ 226



Wireless Impact Sensor

The Impact Detection sensor activates when g-forces are exceeded by a user-defined threshold – up to 8 g-force. The user can key in the desired threshold for the g-force trigger. This sensor has two operation modes that can be also selected by the user: High Performance and Low Power.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-VIB-COM-IMP	$ 99
Enterprise	IOX-HDW-SEN-VIB-COM-IMP	$ 132
Industrial	IOX-HDW-SEN-VIB-COM-IMP	$ 226

Voltage Detection Sensors

Wireless 200 VDC Voltage Meter

Integrate a Wireless 200 VDC Voltage Meter to monitor the electrical status of items you depend on, like industrial lift trucks, solar PV panels, and power banks. Remotely monitor status and operation.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-VLM-COM-200VDC	$ 143
Enterprise	IOX-HDW-SEN-VLM-ENT-200VDC	$ 197
Industrial	IOX-HDW-SEN-VLM-IND-200VDC	$ 237



Wireless 500 VAC Voltage Meter

Integrate a Wireless 500 VAC Voltage Meter to monitor the electrical status of items you depend on, like industrial lift trucks, solar PV panels, and power banks. Remotely monitor status and operation.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-VLM-COM-500VAC	$ 143
Enterprise	IOX-HDW-SEN-VLM-ENT-500VAC	$ 197
Industrial	IOX-HDW-SEN-VLM-IND-500VAC	$ 237



Wireless 200 VDC Voltage Detection Sensor

This Wireless 200 VDC Voltage Sensor monitors the on/off status of equipment, machines, or battery levels. Track power sources up to 200 VDC for industrial vehicles, ATVs, adapters, PV solar equipment and more.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-VLD-COM-200VDC	$ 149
Enterprise	IOX-HDW-SEN-VLD-ENT-200VDC	$ 193
Industrial	IOX-HDW-SEN-VLD-IND-200VDC	$ 242



Voltage Detection continued…



Wireless 500 VAC Voltage Detection Sensor

Wirelessly monitor voltage for critical equipment and systems up to 500 VAC. Keep an eye on sprinkler systems, HVAC, power couplings, and sump pumps. Know about electrical faults and act quickly to keep business moving.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-VLD-COM-500VAC	$ 149
Enterprise	IOX-HDW-SEN-VLD-ENT-500VAC	$ 197
Industrial	IOX-HDW-SEN-VLD-IND-500VAC	$ 242

Water Detection Sensors



Wireless Rope Sensor

The ioX Wireless Water Rope Sensor detects the presence of water anywhere along the surface of the rope. The sensor comes with 10 feet of water rope. Additional 10 ft. sections are available and can be connected to extend the rope to 100 feet.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-WTD-COM-RP-L10	$ 248
Enterprise	IOX-HDW-SEN-WTD-ENT-RP-L10	$ 252
Industrial	IOX-HDW-SEN-WTD-IND-RP-L10	$ 347

Water Detection continued…



Wireless Water Detect Plus Sensors

The Wireless Water Detect Plus Sensor employs a wall- or surface-mountable probe at the end of a 3’ lead to detect water’s presence (or absence). The probe is often used in sanitation or process applications to detect levels in reservoirs or vats of non-combustible liquid.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-WTDP-COM-L03	$ 105
Enterprise	IOX-HDW-SEN-WTDP-ENT-L03	$ 127
Industrial	IOX-HDW-SEN-WTDP-IND-L03	$ 226



Wireless Water Detection Puck

Housed in a vulcanized hockey puck, this submersible sensor detects water’s presence (or non-presence). Drop this sensor nearly anywhere to monitor for leaks / spills, e.g., production, manufacturing, or building maintenance.

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-WTD-WP-ENT	$ 164



Wireless Water Detection Sensors

These popular sensors detect the presence (or non-presence) of non-combustible liquids (e.g., water). Deploy in such applications as sump pump monitoring, water heater drip pan monitoring, or between dry wall and sub flooring.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-WTD-COM-LO-L03	$ 105
Enterprise	IOX-HDW-SEN-WTD-ENT-LO-L03	$ 116
Industrial	IOX-HDW-SEN-WTD-IND-LO-L03	$ 215

Pulse Counters



Wireless Pulse Counters

The ioX Wireless Pulse Counter can be connected to the pulse output of a system (water meter, power meter, etc.) to count the number of actuations within a given time frame. The wireless pulse counter is an electronic counter capable of counting passive (open/closed switch) or active (up to +15 VDC) pulses.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-PC1-COM-L03	$ 120
Enterprise	IOX-HDW-SEN-PC1-ENT-L03	$ 149
Industrial	IOX-HDW-SEN-PC1-IND-L03	$ 231

Pressure Meters



Wireless 50 PSIG Pressure Meters

ioX Wireless 50 PSIG Pressure Meters keep lab managers, field service engineers, and other professionals connected to processes and machinery. If line pressure deviates from user-set thresholds, this pressure sensor instantly alerts the user via a text, email, or call.

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-PRM-ENT-50PSIG	$ 501
Industrial	IOX-HDW-SEN-PRM-IND-50PSIG	$ 545

Pressure Meters continued…



Wireless 300 PSIG Pressure Meters

Indispensable to facility managers, fabricators, and legacy machine operators, ioX's 300 PSIG Wireless Pressure Meter remotely monitors line pressures (gas, liquid, or vapors). If pressure exceeds user-defined limits, the user receives an alert via an email, call, or text.

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-PRM-ENT-300PSIG	$ 501
Industrial	IOX-HDW-SEN-PRM-IND-300PSIG	$ 567

**750PSIG versions also available. Please inquire through our websites.*

Button Press Sensors


ioX-Connect.

Wireless Button Press Sensors

Need help providing swift customer service or deploying a large-scale sensor network? Instant alerts from ioX's Wireless Button Press Sensors support you by streamlining sensor deployment and expediting customer service requests.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-BTP-COM	$ 110
Enterprise	IOX-HDW-SEN-BTP-ENT	$ 138

Gas Detection Sensors

Wireless Carbon Monoxide (CO) Sensor

This unique battery-powered sensor monitors job sites, offices, and residential complexes for carbon monoxide (CO). Within a small footprint, the MEMS-based device packs a 0–1,000 PPM measurement range and automated data logging.



Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-GDS-CO-ENT	$ 292

Wireless Carbon Dioxide (CO2) Sensor

Trusted by facility managers, this MEMS-based sensor monitors CO2 levels in the air. Get an alert if CO2 levels surpass preset limits. It’s used to protect indoor air quality in greenhouses, marine vessels, and HVAC systems.



Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-GDS-CO2-ENT	$ 396

Wireless Hydrogen Sulfide (H2S) Gas Sensor

This safety sensor tracks the presence of H2S gas, which is toxic and flammable. Use to safeguard workers in oil / gas production, wastewater treatment, utilities, and other hazardous areas.



Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-GDS-H2S-ENT	$ 292

Ultrasonic Range Sensors



Wireless Enterprise Ultrasonic Ranging Sensor

This enterprise-grade remote monitoring solution measures the distance between itself and objects in its path. Use for liquid-level (nonflammable liquids) detection, inventory status, object detection and other indoor or outdoor applications.

Battery / Enclosure	Part Numbers	Base Price
Enterprise	IOX-HDW-SEN-ULT-RNG-ENT	$ 259



Wireless Industrial Ultrasonic Ranging Sensor

Packaged in a weatherproof housing, ioX's Industrial Ultrasonic Ranging Sensor measures levels or detects objects. Indoor and outdoor applications include vehicle / object detection, capturing liquid levels (nonflammable liquids), and tracking inventory.

Battery / Enclosure	Part Numbers	Base Price
Industrial	IOX-HDW-SEN-ULT-RNG-IND	$ 814

Air Quality Sensor



Wireless Air Quality Sensor

This mount-and-monitor device measures particulate matter that's coarse (PM10), fine (PM2.5), and ultra-fine (PM1) inside mines, production facilities, commercial kitchens and facilities, as well as business buildings. This unit is powered by line-power and has a battery backup.

Power Supply	Part Numbers	Base Price
Line Powered	IOX-HDW-SEN-AQM-PM-ENT-LP	$ 391

Air Velocity Sensors

ioX-Connect®





Wireless Air Velocity/ Air Speed Sensors

The Air Velocity Sensor measures the pressure difference between two input ports, as well as ambient temperature and altitude to determine airflow speed in a system. Use in sensitive areas, e.g., hospitals and clean rooms. These units are line powered with battery a back-up. These units are all Line Powered (No Battery)

Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-ARV-COM-LP	$ 518
Industrial	IOX-HDW-SEN-ARV-IND-LP	$ 594

These units are all Line Powered (No Battery)





Wireless Differential Air Pressure Sensors

This sensor measures the pressure difference between its two ports. Ideal for food service, healthcare, and academia. Common applications include clean rooms, pharmaceutical production, commercial kitchens, and HVAC or applications where negative air pressure monitoring is required.

Battery / Enclosure	Part Numbers	Base Price
Commercial	IOX-HDW-SEN-ARD-COM-LP	$ 396
Industrial	IOX-HDW-SEN-ARD-IND-LP	$ 440

Food Probe Thermometer


WIRELESS
FOOD TEMPERATURE
PROBE

Wireless Food Probe Thermometer

The ioX Food Probe replaces manual temperature checks and enhances food quality and safety by bringing the power of remote data collection to commercial kitchens, food production, and restaurants.

Battery / Enclosure	Part Numbers	Base Price
AAA	IOX-HDW-SEN-TMP-FDP-IND-AAA	$ 281

Vehicle Detection Sensor


9FT.
HOSE

Wireless Vehicle Detect / Counter Sensor
This easy-to-deploy sensor detects vehicle presence, counts traffic, and tracks the time a vehicle is parked. Ideal for fleet management, parking garages, service centers, curbside retail, and more.

Battery / Enclosure	Part Numbers	Base Price
Industrial	IOX-HDW-SEN-VHD-IND	$ 457

Propane Tank Monitoring



Wireless Propane Tank Level Sensor
Remotely monitor propane levels from anywhere via a smartphone or PC. This turnkey propane sensor works with Sr & Jr R3D® Remote Ready gauges. Prevent unnecessary in-the-field trips and maintain customer satisfaction.

Battery / Enclosure	Part Numbers	Base Price
Industrial	IOX-HDW-SEN-PP-LM-IND	$ 391

ioX Control/ Relays



Wireless Control/ Relay

ioX wireless control units contain two separate relay switches allowing for individual control through the ioX online sensors portal. The ioX control unit relays can be switched on/off manually through the software or automatically by any wireless sensor notification assigned to a single sensor or group of sensors when a specified condition is detected.

Battery / Enclosure	Part Numbers	Base Price
0-10 Amp	IOX-HDW-SENA-EC-10AMP	$ 318
0-30 Amp	IOX-HDW-SENA-EC-30AMP	$ 341

Soil Moisture Monitoring



Soil Moisture Sensor

Get critical insights from your soil about how well you water with the ioX-Connect Wireless Soil Moisture Sensor. It's perfect for measuring soil water tension (within a range of 0 to 240 centibar (cb) or kilopascal (kPa)) and temperature (-40°C to 125°C (-40°F to 257°F). Improving irrigation scheduling and water conservation is easier because you'll know when and where to water your crops more precisely.

Battery / Enclosure	Part Numbers	Base Price
Industrial	IOX-HDW-SEN-SMS-IND	$ 483

Smart Thermostat

ioX-Connect®

Wireless Smart Thermostat (Remotely Configurable)

The ioX-Connect smart thermostat is different than typical thermostats found today, as it is designed specifically for remote configuration. There are no manual adjustment buttons which prevents the cooling or heating system from being tampered with or left in an energy wasting state.

It also features an integrated motion sensor to auto detect if the area is occupied or not. The system allows you to set a max and min temperature range for both occupied and non-occupied states. This is a perfect solution for remote buildings that are typically unoccupied, as the system will auto adjust comfort levels when personnel arrive and automatically return to normal when they leave.

It is also great for corporate buildings, schools and churches to prevent random adjustments by unauthorized people and auto detect occupants to adjust comfort levels. It also provides cost savings by allowing the cooling or heating system to go into a power saving mode if an area is not in use.

Part Number	Base Price
IOX-HDW-SENA-SMRT-RT	$ 265


ioX-Connect

Caution/ Notice

ioX-Connect®

Commercial and Enterprise Grade Sensors:
ioX commercial grade sensors are designed for applications in ordinary environments (normal room temperature, humidity and atmospheric pressure). Do not use these sensors under the following conditions as these factors can deteriorate the product characteristics and cause failures and burn-out.

- Corrosive gas or deoxidizing gas - chlorine gas, hydrogen sulfide gas, ammonia gas, sulfuric acid gas, nitric oxides gas, etc.).
- Volatile or flammable gas.
- Dusty conditions.
- Under low or high pressure.
- Wet or excessively humid locations.
- Places with salt water, oils chemical liquids or organic solvents.
- Where there are excessively strong vibrations.
- Other places where similar hazardous conditions exist.

Use these product within the specified temperature range. Higher temperature may cause deterioration of the characteristics or the material quality.

Industrial Grade Sensors - Type 1, 2, 4, 4X, 12 and 13 NEMA Rated Enclosure:
ioX's Industrial sensors are enclosed in reliable, weatherproof NEMA rated enclosures. The NEMA rated enclosures are constructed for both indoor or outdoor use and protect the sensor circuitry against the ingress of solid foreign objects like dust as well as the damaging effects of water (rain, sleet, snow, splashing water, and hose directed water).

- Safe from falling dirt.
- Protects against wind blown dust.
- Protects against rain, sleet, snow, splashing water, and hose directed water
- Increased level of corrosion resistance
- Will remain undamaged by ice formation on the enclosure

For more information about our products or to place an order, please contact our sales department at sales@iox-connect.com
Visit us on the web at www.iox-connect.com

INQUIRE TODAY!

ioX-Connect®

ioX-Connect is an EAMS Technologies Inc brand.
Orlando, FL 32746
sales@iox-connect.com